U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OFTHE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

        For the quarterly period ended September 30, 2004

FirstEnergy Corp. (File No. 70-09501)
(Name of Registered Holding Company)

76 South Main Street, Akron, Ohio 44308
(Address of Principal Executive Offices)

FirstEnergy Corp.

Quarterly Report Pursuant to Rule 58 of
the Public Utility Holding Company Act of 1935

        For the quarterly period ended September 30, 2004

Table of Contents

Item No.	Title	Page
1 2 3 4 5 6	Organization Chart

 Issuances and Renewals of Securities and Capital Contributions

 Associate Transactions

 Summary of Aggregate Investment

 Other Investments

 Financial Statements and Exhibits:

     A - Financial Statements

     B - Exhibits

     C - Certificate of FirstEnergy Corp.

	Signature	1-4 5 6-7 8 9 10 11 11 12
Note:      All dollar amounts shown in this Form U-9C-3 are expressed in thousands unless otherwise noted.

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy (ERC) or Gas (GRC) Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
FirstEnergy Corp. (a)
FirstEnergy Ventures Corp. (b)
Bay Shore Power Company (d)	ERC	01/26/1998	Ohio	100.0	(h)
Centerior Energy Services, Inc. (d)	ERC	06/01/1994	Ohio	100.0	(i)
Eastroc Technologies, LLC (c)	ERC	04/30/1996	Delaware	50.0 **	(j)
Engineered Processes, Ltd. (c)	ERC	12/30/1996	Ohio	50.0 **	(j)
Warrenton River Terminal, Ltd. (d)	ERC	09/03/1996	Ohio	100.0	(k)
FirstEnergy Facilities Services Group, LLC (b)
Dunbar Mechanical, Inc. (e)	ERC	07/16/1956	Ohio	100.0	(g)
Edwards Electrical & Mechanical, Inc. (e)	ERC	02/28/1968	Indiana	100.0	(g)
Elliot-Lewis Corporation (e)	ERC	05/21/1998	Pennsylvania	100.0	(g)
A. A. Duckett, Inc.	ERC	03/01/1973	Delaware	100.0	(g)
Duckett Plumbing, LLC	ERC	09/19/2003	New Jersey	90.0	(g)
Sautter Crane Rental, Inc.	ERC	12/10/1991	Pennsylvania	100.0	(l)
E-L Enterprises, Inc.
Modern Air Conditioning, Inc.	ERC	04/27/1965	Florida	100.0	(g)
Airdex Air Conditioning Corporation	ERC	01/18/1995	Florida	100.0	(g)
R.L. Anderson, Inc.	ERC	08/28/1961	Florida	100.0	(g)
L.H. Cranston and Sons, Inc. (e)	ERC	01/02/1951	Maryland	100.0	(g)
Roth Bros., Inc. (e)	ERC	09/06/1947	Ohio	100.0	(g)
The Hattenbach Company (e)	ERC	03/21/1969	Ohio	100.0	(m)
R.P.C. Mechanical, Inc. (e)	ERC	04/21/1959	Ohio	100.0	(g)
Spectrum Controls Systems, Inc. (e)	ERC	04/18/1988	Ohio	100.0	(g)
FirstEnergy Solutions Corp. (b)	ERC	08/08/1997	Ohio	100.0	(n)
FirstEnergy Engineering, Inc. (f)	ERC	08/09/1996	Ohio	100.0	(t)
GPU Diversified Holdings, LLC (GPUDH) (b)	ERC	08/03/2000	Delaware	100.0	(r)
GPU Solar, Inc.	ERC	11/07/1997	New Jersey	50.0 **	(s)
GPU Distributed Power, Inc. *	ERC	02/29/2000	Delaware	100.0	xx
Ballard Power Systems Inc. (c)	ERC				(v)
EnviroTech Investment Fund I, LP (c)	ERC			9.9 **	(u)
EnerTech Capital Partners II, LP (c)	ERC			2.0 **	(w)

* Inactive

** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

        ITEM 1 — ORGANIZATION CHART (Continued)

Name of Reporting Company	Energy (ERC) or Gas (GRC) Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
FirstEnergy Corp. (a) (Continued)
Ohio Edison Company (OE) (b)
EnviroTech Investment Fund I, LP (c)	ERC	6.0 **	(u)
PowerSpan Corp. (c)	ERC	05/01/1997	Delaware	18.63 **	(o)
Kinetic Ventures I, LLC (c)	ERC	04/15/1997	Delaware	11.11 **	(p)
Kinetic Ventures II, LLC (c)	ERC	12/07/1999	Delaware	14.28 **	(p)
Nth Power Technologies II, LLC (c)	ERC	8.2 **	(q)
Utility.com, Inc. (c) *	ERC	5.0 **	(n)
Automated Power Exchange, Inc. (c)	ERC	1.16 **	(n)

*    Inactive

**  Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

        ITEM 1 — ORGANIZATION CHART (Continued)

(a)	FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.

(b)	These companies are direct wholly owned subsidiaries of FirstEnergy Corp.

(c)	FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.

(d)	These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.

(e)	These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.

(f)	This company is direct wholly owned subsidiary of FirstEnergy Solutions Corp.

(g)	This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.

(h)	This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.

(i)	This subsidiary provides various consulting services related to energy management and procurement.

(j)	This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.

(k)	This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)	This subsidiary provides crane rental services.

(m)	This subsidiary provides refrigeration sales and services to commercial entities.

(n)	This subsidiary engages in the brokering and marketing of energy commodities.

(o)	This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.

(p)	This venture capital fund is focused on early stage companies involved in energy-related field and technology.

(q)	This venture capital fund is focused on emerging technologies in the global energy industry.

(r)	This energy-related company holds securities directly in the energy-related company set below its name.

(s)	This subsidiary is involved in the development and commercialization of photovoltaics.

(t)	This subsidiary provides engineering services.

(u)	An investment fund which invests in energy-related technology. GPUDH owns a 9.89% interest and OE owns a 6% interest.

(v)	GPU Diversified Holdings LLC owns 1,366,062 shares of Ballard Power Systems Inc. (BPS) common stocks. BPS develops stationary fuel cell systems.

(w)	An investment fund which invests in energy-related technology.

        ITEM 1 — ORGANIZATION CHART (Continued)

Narrative Description of Activities for Reporting Period

        FirstEnergy Corp. sold its investments in Active Power, Inc. in September 2004.

ITEM 2 — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Company to whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
None

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
GPU Diversified Holdings, LLC	EnerTech Capital Partners II, LP	$400

Note:     The information provided in Item 2 presents the activities of the reporting period only.

ITEM 3 — ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Total Amount Billed
Bay Shore Power Company	FirstEnergy Generation Corp.	Sale of steam
Centerior Energy Services, Inc.	FirstEnergy Solutions Corp.	Energy consulting services
Dunbar Mechanical, Inc.	FirstEnergy Generation Corp.	HVAC services
Dunbar Mechanical, Inc.	FirstEnergy Nuclear Operating Co.	HVAC services
Dunbar Mechanical, Inc.	The Toledo Edison Company	HVAC services
Elliot-Lewis Corporation	Jersey Central Power & Light Co.	HVAC services
FirstEnergy Solutions Corp.	FirstEnergy Generation Corp.	Natural gas procurement & scheduling services
Roth Bros., Inc.	FirstEnergy Generation Corp.	HVAC services
Roth Bros., Inc.	FirstEnergy Nuclear Operating Co.	HVAC services
Sautter Crane Rental, Inc.	Metropolitan Edison Company	Crane rental
Sautter Crane Rental, Inc.	Jersey Central Power & Light Co.	Crane rental
Warrenton River Terminal, Ltd.	FirstEnergy Generation Corp.	Loading, unloading and storage of coal and petcoke

Note:	The information provided in Item 3 represents the activities of the reporting period only. The amounts required under the caption “Total Amount Billed” are being filed pursuant to request for confidential treatment.

        ITEM 3 — ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Total Amount Billed
FirstEnergy Service Company	GPU Diversified Holdings LLC	Legal and certain general and administrative services
FirstEnergy Generation Corp.	Bay Shore Power Company	Sale of fuel oil
FirstEnergy Generation Corp.	Bay Shore Power Company	Plant operation & maintenance services
FirstEnergy Service Company	FirstEnergy Solutions Corp.	General and administrative services

Note:	The information provided in Item 3 represents the activities of the reporting period only. The amounts required under the caption “Total Amount Billed” are being filed pursuant to request for confidential treatment.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total average consolidated capitalization as of Sept. 30, 2004	$20,528,424		Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	3,079,264		Line 2
Greater of $50 million or line 2		$3,079,264	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Development and commercialization of photovoltaics (Category II)	8,266
Production, conversion, sale and distribution of thermal energy
products (Category VI)	29,063
Sale of technical, operational, management, and other services
related to HVAC, refrigeration systems (Category VII)	4,295
Fuel transportation, handling and storage facilities (Category IX)	50

Total current aggregate investment		41,674	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)		$3,037,590	Line 5

Note:	The caption “Total average consolidated capitalization” includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

The caption “Total current aggregate investment” includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after FirstEnergy Corp. registered as a holding company (November 7, 2001) for which there is recourse, directly or indirectly, to FirstEnergy Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Aggregate Investment as of June 30, 2004		Change in Investments During Reporting Period	Reason for Change in Investments
Energy management services (Category I)	$1,766	(1)	--	No change.
Development and commercialization of	60,349	(2)	$(578)	In the third quarter of 2004, GPU
electrotechnologies (Category II)				Diversified Holdings, LLC made $400
				thousand capital contribution to EnerTech
				Capital Partners II, LP. and FirstEnergy
				Corp. sold its investment in Active
				Power, Inc.
Energy services and retail energy sales (Category V)	18,158	(3)	--	No change.
Production, conversion, sale and distribution of	70,913	(4)	--	No change.
thermal energy products (Category VI)
Sale of technical, operational, management, and	191,115	(5)	--	No change.
other services related to HVAC, refrigeration
systems (Category VII)
Fuel transportation, handling and storage	4,959	(6)	--	No change.
facilities (Category IX)
Development and commercialization of technologies	46	(7)	--	No change.
that utilize coal waste by-products (Category X)

(1)	Includes $1,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(2)	Includes $52,483 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(3)	Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(4)	Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(5)	Includes $186,820 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(6)	Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(7)	Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.    Financial Statements

A-1	Financial statements of FirstEnergy Solutions Corp for the quarter ended September 30, 2004.

A-2	Financial statements of GPU Diversified Holdings LLC for the quarter ended September 30, 2004.

A-3	Financial statements of Bay Shore Power Company for the quarter ended September 30, 2004. – filed pursuant to request for confidential treatment.

A-4	Financial statements of Centerior Energy Services, Inc for the quarter ended September 30, 2004. – filed pursuant to request for confidential treatment.

A-5	Financial statements of Warrenton River Terminal, Ltd. for the quarter ended September 30, 2004. - filed pursuant to request for confidential treatment. A-6 Financial statements of Dunbar Mechanical, Inc for the quarter ended September 30, 2004. – filed pursuant to request for confidential treatment.

A-7	Financial statements of Edwards Electrical & Mechanical, Inc for the quarter ended September 30, 2004. – filed pursuant to request for confidential treatment.

A-8	Financial statements of Elliot-Lewis Corporation for the quarter ended September 30, 2004. – filed pursuant to request for confidential treatment.

A-9	Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended September 30, 2004. - filed pursuant to request for confidential treatment.

A-10	Financial statements of Roth Bros., Inc. for the quarter ended September 30, 2004. - filed pursuant to request for confidential treatment.

A-11	Financial statements of The Hattenbach Company for the quarter ended September 30, 2004. – filed pursuant to request for confidential treatment.

A-12	Financial statements of R.P.C. Mechanical, Inc. for the quarter ended September 30, 2004. - filed pursuant to request for confidential treatment.

A-13	Financial statements of Spectrum Controls Systems, Inc. for the quarter ended September 30, 2004. - filed pursuant to request for confidential treatment.

A-14	Financial statements of GPU Solar, Inc. for the quarter ended September 30, 2004. - filed pursuant to request for confidential treatment.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS (Continued)

B.    Exhibits

         Contracts Required by Item 3

B-1	Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) — incorporated by reference to Exhibit B-12 to GPU’s Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-2	Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.‘s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) — incorporated by reference to Exhibit B-13 to GPU’s Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-3	Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services – incorporated by reference to Exhibit B-3 to FirstEnergy’s Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

B-4	Contract between FirstEnergy Service Company and FirstEnergy Solutions Corp. to provide legal and certain general and administrative services – incorporated by reference to Exhibit B-4 to FirstEnergy’s Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

Note:	Services rendered by all other FirstEnergy energy related companies to their associate companies are provided pursuant to written and oral contracts.

C.     Certificate of FirstEnergy Corp.

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FIRSTENERGY CORP.
November 23, 2004
By: /s/Harvey L. Wagner Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)